Altice USA, Inc.
1 Court Square West
Long Island City, New York 11101

June 17, 2024
VIA EDGAR

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attention: Claire DeLabar
Robert Littlepage

Re: Altice USA, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-38126

Ladies and Gentlemen:
This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”), dated May 29, 2024, concerning the Annual Report on Form 10-K for Fiscal Year Ended December 31, 2023 of Altice USA, Inc. (the “Company”).
Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 50
1. We note you consider Operating Free Cash Flow and Free Cash Flow as “indicators of our financial performance,” but the labels suggest they are liquidity measures. Please revise to clarify the nature of the measures and, if they are liquidity measures, disclose how they provide useful information to investors and reconcile Operating Free Cash Flow to net cash provided by operating activities. Alternatively, if Operating Free Cash Flow is a performance measure, tell us how you determined it is appropriate to identify it as Operating Free Cash Flow and explain why there are cash-based adjustments in the calculation of the performance measure. Please provide us with the proposed revised disclosures you intend to include in future filings. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 100.05 of the non-GAAP C&DIs.
Response:
We respectfully acknowledge the Staff’s comment and in future filings we will modify our disclosures as described below.
We will modify our disclosure on a prospective basis to clarify that Free Cash Flow is a non-GAAP liquidity measure and that we believe it is a measure of our ability to service our debt and make additional investments with internally generated funds. A reconciliation of net cash provided by operating activities to Free Cash Flow is included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of our Form 10-K.
Additionally, we advise the Staff that in future filings we will cease using the term Operating Free Cash Flow and will instead use the term Adjusted EBITDA less cash capital expenditures in order to avoid the implication that it is a non-GAAP liquidity measure. We believe that Adjusted EBITDA less cash capital expenditures is a useful financial performance measure to evaluate the Company’s operating performance and efficiency after the impact of cash capital expenditures without the impact of changes associated with working capital, which can vary substantially from one period to another. A reconciliation of net income (the most directly comparable GAAP financial measure) to Adjusted EBITDA less cash capital expenditures is included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of our Form 10-K.
Below is a draft example of the fourth paragraph of our “Non-GAAP Financial Measures” disclosure to be included in future filings and documents furnished to the SEC, marked to show changes to the disclosure included in our 2023 Form 10-K:
We also use ~~Operating Free Cash Flow (defined as~~ Adjusted EBITDA less cash capital expenditures~~) and Free Cash Flow (defined as net cash flows from operating activities less cash capital expenditures)~~ as an indicator~~s~~ of our financial performance. We believe ~~these measures~~ this measure is one of ~~are two of~~ several benchmarks used by investors, analysts and peers for comparison of performance in our industry, although it may not be directly comparable to similar measures reported by other companies. In addition, we use Free Cash Flow (defined as net cash flows from operating activities less cash capital expenditures) as a liquidity measure. We believe this measure is useful to investors in evaluating our ability to service our debt and make continuing investments with internally generated funds.
We acknowledge that the Staff may have additional comments after reviewing this response letter.
We appreciate your assistance in reviewing this response letter. Please direct any questions or comments regarding this filing to me at (631) 660-8714.
Sincerely,

/s/ Marc Sirota
Marc Sirota
Chief Financial Officer
Altice USA, Inc.

cc:
Michael E. Olsen, Altice USA, Inc.
Richard B. Alsop, Esq., Shearman & Sterling LLP